Dale E. Short (310) 789-1259 dshort@troygould.com	File No. 03324-0002
November 13, 2013
VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Jeffrey P. Riedler, Assistant Director

Re:	Kindred Biosciences, Inc. Draft Registration Statement on Form S-1 Submitted October 2, 2013 CIK No. 0001561743
Ladies and Gentlemen:
By letter dated October 29, 2013, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Kindred Biosciences, Inc. (the “Company”) with comments on the Company’s Draft Registration Statement on Form S-1 (the “DRS”) submitted confidentially on October 2, 2013. As I discussed in advance with Mr. Jones of the Staff, on November 8, 2013 the Company filed a Registration Statement on Form S-1 with the Staff (the “Registration Statement”). With minor exceptions, the Registration Statement was unchanged from the DRS that had been previously submitted confidentially.
This letter contains the Company’s responses to the Staff’s comments on the DRS. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter dated October 29, 2013.
The Company has revised the Registration Statement in response to the Staff’s comments and concurrently is filing pre-effective Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). In addition to changes made in response to the Staff’s comments, the Amended Registration Statement contains updated financial statements and other updated or changed information. In the Company’s view, the updated or changed information reflects no material changes from the Registration Statement as originally submitted.
To facilitate the Staff’s review of the Amended Registration Statement, we are providing supplementally with this letter a blacklined copy of the Amended Registration Statement marked to show changes from the DRS as originally submitted.

Securities and Exchange Commission
November 13, 2013

General

1.	Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.
COMPANY’S RESPONSE
The Amended Registration Statement includes substantially all of the exhibits that were to be filed by amendment as indicated in the Registration Statement as well as the Investor Rights Agreements, as referred to in the Staff’s comments 24 and 26, below.

2.	Prior to its use please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus. Please note that we may have comments regarding this material.
COMPANY’S RESPONSE
The Amended Registration Statement includes, immediately prior to the table of contents, the only photograph that the Company proposes to include in the prospectus. No other graphic, visual or photographic information will be included in the prospectus.

3.
Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

COMPANY’S RESPONSE
We are providing supplementally with this letter a copy of a PowerPoint presentation provided to qualified prospective investors in reliance on Section 5(d) of the Securities Act of 1933. The Company is not aware of any research reports published or distributed under new Section 2(a)(3) of the Act.

4.	Comments to your application for confidential treatment will be delivered under separate cover.
COMPANY’S RESPONSE

Securities and Exchange Commission
November 13, 2013

The Company acknowledges the Staff’s comment.

Risk Factors
Most of our current and future small molecule product candidates are or will be based on generic human drugs..., page 12

5.
We note on page 12 that you have selected some product candidates that are not available as a human generic in the United States. Please clarify if a veterinarian is permitted to import these drugs for non-human use.

COMPANY’S RESPONSE
The Company has revised disclosures on page 12 of the Amended Registration Statement in response to the Staff’s comment.

Future federal and state legislation may result in increased exposure to product liability claims..., page 16

6.	Please expand the discussion to state whether you currently have liability insurance and the extent of coverage.
COMPANY’S RESPONSE
The Company has revised the disclosure on page 16 of the Amended Registration Statement in response to the Staff’s comment.

Special Note Regarding Forward-Looking Statement, page 30

7.
Please remove your statement that investors “should not rely on these forward-looking statements as predictions of future events.” It is not appropriate to directly or indirectly disclaim liability for information in the registration statement.

COMPANY’S RESPONSE
The Company has revised the disclosure on page 30 of the Amended Registration Statement in response to the Staff's comment.

Securities and Exchange Commission
November 13, 2013

Use of Proceeds, page 31

8.
We note your statement that you have not determined the amounts you plan to spend for the particular uses for the net proceeds from your offering. However, if the company has specific purposes in mind for the use of proceeds, Item 504 of Regulation S-K requires disclosure of the approximate amount intended to be used for each such purpose. This is required even if, as you state, management will have broad discretion in allocating the proceeds and that the amount and timing of your actual expenditures may vary significantly from your expectations depending on numerous factors.

COMPANY’S RESPONSE
The Company has revised the "Use of Proceeds" disclosure on page 31 of the Amended Registration Statement in response to the Staff's comment.

9.
We note that you intend to use the net proceeds of this offering for the research and development of your product candidates. Please expand your disclosure to identify the product candidates and the stage of development for each product candidate that you expect to reach using the allocated proceeds.

COMPANY’S RESPONSE
The Company has revised the "Use of Proceeds" disclosure on page 31 of the Amended Registration Statement in response to the Staff's comment.
Capitalization, page 32

10.
You have excluded shares of common stock from the pro forma presentation that will be issued upon the automatic conversion of convertible preferred stock that was issued in June and August 2013. It appears as though these transactions will have a material impact on your financial statements and should be reflected in the pro forma financial information. Please revise your disclosure or tell us why this pro forma financial information is not material to investors. Refer to Rule 11-01(a)(8) of Regulation S-X.

COMPANY’S RESPONSE
The Company has revised the Amended Registration Statement throughout, including the “Capitalization” section, to reflect all issuances of convertible preferred stock including the June and August 2013 issuances and the automatic conversion of all preferred stock upon completion of the offering.

Securities and Exchange Commission
November 13, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations Stock-Based Compensation, page 38

11.
We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

COMPANY’S RESPONSE
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has not yet determined the price range for the proposed offering. Once a price range has been determined, the Company will provide that range to the Staff together with an additional response to this comment. In the interim, the Company has revised and updated the disclosure beginning on page 39 of the Amended Registration Statement to further explain the reasons for changes in the fair value of the Company’s common stock.

12.
Please revise your disclosures to explain how you estimated the value of the research and development efforts used in the Asset Approach for each internal evaluation performed. Please also disclose the weightings that were applied to both the Backsolve Method and Asset Approach at each valuation date.

COMPANY’S RESPONSE
The Company has revised the disclosure beginning at the top of page 43 of the Amended Registration Statement in response to the Staff’s comments. Supplementally, the Company notes that prior to February 4, 2013, it had been engaged primarily in assembling its management team, identifying potential product candidates and other start-up activities, and had not engaged in any significant research and development activities. The Company also owned no patents or other rights as of that date. For these reasons, the Company’s board of directors attributed no value to the Company’s research and development efforts for purposes of the February 4, 2013 common stock valuations.
The disclosures for each of these valuation dates have been updated to include the weightings that were applied to both the Backsolve method and Asset Approach at each valuation date.

13.	Please disclose why the time to liquidity decreased to one year for the August 29, 2013 valuation from five years for the February 2013 internal valuation.
COMPANY’S RESPONSE

Securities and Exchange Commission
November 13, 2013

The decrease in the time to liquidity from five years for purposes of the February 4, 2013 valuation to one year for purposes of the August 29, 2013 valuation was due to several intervening factors, including better-than-anticipated progress in the Company’s research and development and pre-clinical activities, substantially improved capital markets, including recent public offerings by Aratana Therapeutics, Inc. and Zoetis Inc., both of which also focus on the development of pet therapeutics, and the Company’s decision to consider undertaking a possible initial public offering. As of February 4, 2013, the Company did not consider a near-term IPO or other liquidity event to be likely or possible. Based on these changed factors, the board concluded that it was appropriate to use a shortened estimate of time to liquidity of one year for purposes of the August 29, 2013 reassessed valuation.

14.
Please revise your disclosure and provide us with additional information regarding why the expected volatility assumption decreased to 44% for the August 29, 2013 internal valuation from 90% for the February 4, 2013 internal valuation. Please provide further detail as to how you identified the similar entities as discussed in ASC 718-10-55-25 and 718-10-55-37c. Specify how you considered the stage of life cycle, size and financial leverage of the peer group that you looked to in estimating your volatility factor.

COMPANY’S RESPONSE
In the August 29, 2013 contemporaneous internal valuation of the Company’s common stock, the Company’s board of directors concluded that the estimated fair value of the common stock was $0.90 per share based on several factors. Subsequent to grant of the August 29, 2013 options, and in light of the proposed IPO, the Company’s board of directors reconsidered the fair value of $0.90, and determined to change some of the assumptions underlying its valuation, including revising the volatility assumption from 44% to 70%. The new, higher volatility assumption was based on an analysis of guideline public companies’ historical equity volatility for a period of one year, which is commensurate with the term assumption used in the reassessed valuation. The guideline public companies used for comparison were selected based on the similarity of their industry, business model, product offerings and stage of development as compared to the Company.
In performing the August 29, 2013 reassessed valuation, the board considered traditional valuation techniques and concluded that the Backsolve Method was the most appropriate method to provide a reasonable indication of the implied enterprise value of the Company. Based upon a valuation utilizing this method performed by an independent third party, the board determined that the reassessed estimated fair value of the Company’s common stock as of August 29, 2013 was $1.37 per share. In connection with the completion of the reassessed valuation, the board of directors, with the consent of the affected director and employee option

Securities and Exchange Commission
November 13, 2013

holders, approved an increase in the exercise price from $0.90 per share to $1.37 per share for all options granted to employees and directors on August 29, 2013. The exercise price of options issued to outside consultants (i.e., those not subject to Section 409A of the I.R.C.) was not adjusted.
In connection with the preparation of our financial statements for the period from September 25, 2012 (inception) through December 31, 2012 and for the nine months ended September 30, 2013, and in light of the potential IPO, the Company determined to obtain retrospective valuations of its common stock for financial reporting purposes as of each of our option grant dates due to the acceleration of the timeframe to a potential IPO liquidity event.
After considering the current stage of the Company’s business and other factors, including that the Company's common stock is closely-held and non-marketable, the board of directors selected the PWERM as the most appropriate method to provide a reasonable indication of fair value of the Company’s common stock as of the August 29. 2013 stock option grant date. Based on this retrospective analysis, the board determined that the estimated fair value of the Company common stock as of August 29, 2013 for financial accounting purposes was $2.27 per share.
In response to the Staff's comment, the Company has revised the disclosures beginning on page 42 of the Amended Registration Statement relative to the foregoing matters.
Research and Development Expense, page 43

15.	Please revise your disclosure to provide a break out of outsourced research and development expense by development compound for each period presented and for inception to date.
COMPANY’S RESPONSE
The Company has revised the disclosure on page 48 of the Amended Registration Statement in response to the Staff's comment.
Business, page 48

16.	We note that you filed the collaborations with the following parties as exhibits:

•	Medrio, Inc.;

•	IDEXX Reference Laboratories, Inc.; and

•	Sterling Pharmaceutical Services.

Securities and Exchange Commission
November 13, 2013

If these collaborations are material to your company, please disclose all of the material terms agreed to by the parties. This includes, but is not limited to:

•	material payment terms, including royalties owed;

•	prior payments;

•	the relevant intellectual property covered and rights conveyed as to such property;

•	the duration of the agreement; and

•	the material termination provisions.
COMPANY’S RESPONSE
After further consideration, the Company has determined that these agreements are routine services contracts entered into in the ordinary course of the Company’s business. The Company believes that there are several alternative suppliers of their services, and if any of these agreements were terminated, the Company could quickly locate an alternative supplier. As a result, the Company believes that these agreements are not material and has removed them as exhibits to the Amended Registration Statement.

17.
Please amend your disclosure to describe the INADs submitted for CereKin, AtoKin, KIND-009, KIND-007, KIND-006 by indication and disclose when these INADs were filed and by whom. Additionally, please clarify whether you or anyone else has filed INADs for any of your biologic product candidates. If so, provide the same information as requested for your small molecule product candidates.

COMPANY’S RESPONSE
The Company has revised the disclosure on page 56 of the Amended Registration Statement in response to the Staff's comment. Supplementally, the Company advises the Staff that there is no USDA regulatory filing corresponding to an INAD. The Company has further revised the Amended Registration Statement accordingly.

18.	We note your graphics on page 2 and page 49. If you intend to file an INAD or similar application for any of these biologic product candidates, please include this in your table.
COMPANY’S RESPONSE

Securities and Exchange Commission
November 13, 2013

Biologics products are regulated by the USDA rather than the FDA, and there is no INAD equivalent for the USDA. The Company has clarified this and its dealings with the USDA on pages 2 and 54 of the Amended Registration Statement.
Competition, page 61

19.	Please identify any generic equivalents that may compete with your three lead products and whether each of these generic equivalents is available in the US.
COMPANY’S RESPONSE
The Company has revised the disclosure on page 63 of the Amended Registration Statement in response to the Staff's comment.

Intellectual Property, page 62

20.	Please identify any material patents or patent applications that you have. Additionally, please expand your disclosure to provide a breakdown of your material patents as follows:

•	the subject matter of your patent;

•	the applicable jurisdiction for each of your material patents;

•	the type of patent coverage (e.g., method of use, composition of matter);

•	the date of issuance and expiration date (or, if a patent application, the date filed); and

•	whether the patent is owned or licensed and, if licensed, from whom.
Alternatively, please amend your disclosure to state that you do not currently have any material patents or patent applications.
COMPANY’S RESPONSE
The Company has revised the disclosure on page 68 of the Amended Registration Statement in response to the Staff's comment.
Management, page 66

21.
Please expand your disclosure to include the name of Kevin Shultz’s consulting business, his position at the company, and the period of time when he worked there. Additionally, please expand your disclosure to include any other business experience of Dr. Schultz between July 2008 and July 2013.

Securities and Exchange Commission
November 13, 2013

COMPANY’S RESPONSE
The Company has revised the disclosure on page 73 of the Amended Registration Statement in response to the Staff's comment.
2012 Director Compensation, page 77

22.	To the extent known, please amend your disclosure to summarize the terms of your proposed director compensation program.
COMPANY’S RESPONSE
The Company has not yet established the specific elements of the proposed director compensation program, and currently does not expect to do so before the offering is completed.
Description of Capital Stock, page 82

23.
We note on page 82 that as of September 15, 2013, there were options to purchase 1,167,073 share of your common stock. We also note on page 7 that the number of shares of common stock excludes 731,318 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2013. Please expand your disclosure to clarify the difference between these two numbers.

COMPANY’S RESPONSE
The Company respectfully advises the Staff that the two numbers differ because of additional grants of stock options by the Company after June 30 and on or before September 15. The Amended Registration Statement includes updated stock option grant disclosures as of September 30, 2013.
Shares Eligible for Future Sale, page 85

24.	Once available please file copies of each of the lock-up agreements.
COMPANY’S RESPONSE
The form of the lock-up agreement will be included as an exhibit to the underwriting agreement that will be filed as Exhibit 1.1 to the Amended Registration Statement in a subsequent filing.
Notes to Financial Statements
12. Subsequent Events, page F-22

Securities and Exchange Commission
November 13, 2013

25.
Please explain why the additional issuance of shares of Series A-1 Preferred Stock issued in June 2013 is disclosed as a subsequent event and whether and to what extent it is reflected in your financial statements at June 30, 2013 including the table of preferred stock outstanding on page F-13.

COMPANY’S RESPONSE
The reference cited by the Staff to “June 2013” was a mistake, and should have been to “July 2013.” However, this reference no longer appears in the Amended Registration Statement as the related information has been updated through September 30, 2013.

Exhibits Index

26.	Please file your Investors’ Rights Agreement as an exhibit pursuant to Item 601(b) of Regulation S-K.
COMPANY’S RESPONSE
Please see new Exhibits 10.10 through 10.12 to the Amended Registration Statement.
* * *
If you have any questions regarding this response, please direct them to the undersigned
Very truly yours,

/s/ Dale E. Short
Dale E. Short
DES/wp/tms

Cc:    Vanessa Robertson
Jim Rosenberg
Matthew Jones
John Krug
Daniel Greenspan